

22006800

'N

~~~~~~~~ D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III



SEC FILE NUMBER

8-32026

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **05/01/21** AND ENDING **04/30/22**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Profinancial, Inc.**   DBA Equity Futures CO

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7841 Wayside Drive

(No. and Street)

Baton Rouge   **LA**   **70806**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gordon Ogden   **(225) 802-1000**   **gogden@profinancial.io**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC

(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane   **Fredericksburg**   **TX**   **78624**

(Address)   (City)   (State)   (Zip Code)

03/19/2019   **6543**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Gordon Ogden _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Profinancial, Inc. _____, as of _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature _____

Title: _____
President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Profinancial, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

April 30, 2022

Table of Contents

Profinancial, Inc.

Independent Auditor's Opinion

For the Year-ended April 30, 2022



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Profinancial, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Profinancial, Inc. (the "Company") as of April 30, 2022, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond

Fredericksburg, Texas
June 27, 2022

We have served as the Profinancial, Inc.'s auditor since 2019.

Profinancial, Inc.

Financial Statements

For the year ended April 30, 2022

Profinancial, Inc.
Statement of Financial Condition
For the year ended April 30, 2022

	TOTAL
ASSETS	
Current Assets	
Checking/Savings	
Capital One	18,364
Total Checking/Savings	18,364
Total Accounts Receivable	0
Other Current Assets	0
Total Other Current Assets	0
Total Current Assets	18,364
Fixed Assets	
Total Fixed Assets	0
TOTAL ASSETS	**18,364**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	4,000
Total Accounts Payable	4,000
Other Current Liabilities	0
Shared Liability	183
Total Other Current Liabilities	183
Total Current Liabilities	4,183
Total Liabilities	4,183
Equity	
Capital Stock	
Additional Paid In Capital	24,560
Common Stock	600
Total Capital Stock	25,160
Retained Earnings	-1,356
Net Income	-9,623
Total Equity	14,181
TOTAL LIABILITIES & EQUITY	**18,364**

Profinancial, Inc.
Statement of Operations
For the year ended April 30, 2022

	TOTAL
Ordinary Income/Expense	
Income	
Fee Income	
MF 12B1 - SWS	1,406.26
Total Fee Income	1,406.26
Other Fee Income	0.00
Total Income	1,406.26
Gross Profit	1,406.26
Expense	
Accounting	4,000.00
Bank Service Charges	15.00
Computer and Internet Expenses	105.00
Printing and Reproduction	67.15
Professional Fees	15.00
Regulatory Expense	6,460.00
Taxes	104.00
Telephone Expense	263.02
Total Expense	11,029.17
Net Ordinary Income	-9,622.91
Net Income	**-9,622.91**

Profinancial, Inc.
Statement of Cash Flows
For the Year-Ended April 30, 2022

	FYE 4-30-22
OPERATING ACTIVITIES	
Net Income	-9,622.91
Net cash provided by Operating Activities	-9,622.91
FINANCING ACTIVITIES	
Capital Stock:Additional Paid In Capital	5,460.00
Increase in Accounts Payable	1,000.00
Net cash provided by Financing Activities	6,460.00
Net cash increase for period	-3,162.91
Cash at beginning of period	21,527.06
Cash at end of period	**18,364.15**

Profinancial, Inc.
Statement of Changes in Ownership Equity
For the Year-Ended April 30, 2022

	Common Stock		Paid In Capital		Treasury Stock		Retained Earnings	Total Stockholder's
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance 5/1/21	600	$ 600	19,100	$ 19,100			$ (1,356)	$ 18,344
Net Income							$ (9,623)	$ (9,623)
Capital Transactions			5,460	$ 5,460				$ 5,460
Prior Period Adjustment							$ -	$ -
Balance 4/30/22	600	$ 600	24,560	$ 24,560	-	$ -	$ (10,979)	$ 14,181

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Profinancial, Inc. (the Company) was incorporated in the State of Louisiana effective December 29, 1989. The Company has adopted a fiscal year ending April 30th

Description of Business

The Company, located in Baton Rouge, LA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides that all transactions are cleared on a limited business (mutual funds and/or variable annuities only).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Commission revenues are recorded by the Company on the trade date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes

Effective December 29, 1989, the Company is considered to be a regular corporation status for federal income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment, among others. During the year ended April 30, 2018, the Company did not have any components of Comprehensive Income to report.

Sale of Company

On August 9, 2021, the Company entered into a Stock Purchase Agreement with DAAG USA LLC to sell 100% of the Company. The transaction is contingent upon receiving FINRA approval under Rule 1017 application. As of April 30, 2022, the transaction was pending FINRA approval.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission Uniform Net Capital Rule 15(c)3-1 was 29.50% to 1 on April 30, 2022. The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $14,181 on April 30, 2022, which exceeded the required net capital of $5,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE F – OTHER COMMITMENTS AND CONTINGENCIES

As of April 30, 2022, the Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE G – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

None

NOTE H – LEASES

The Company had a lease agreement for its office space for 0 months of this fiscal year. The amount was $0.00. The Company's principal provides free office space to the firm. The Company has entered an Expense Sharing Agreement with the Principal of the firm and such amount is manifested in the financial statements as a liability of the Company.

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through June 27, 2022, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE J – RELATED PARTY TRANSACTION

There were no Related Party Transactions.

NOTE K – TAX REPORTING

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for timing differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. The Company had $14,090 of NOL Carryover as of April 30, 2022.

Profinancial, Inc.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended April 30, 2022

Profinancial, Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended April 30, 2022

Computation of Net Capital

Total Stockholder's Equity	$	14,181
Allowable Subordidated Loans	$	-
Non-Allowable Assets	$	-
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	14,181

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	212
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	9,181

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	4,183
Percentage of Aggregate Indebtedness to Net Capital		29.50%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as April 30, 2020	$	18,344
Adjustments		
Increase (Decrease) in Equity	$	(4,163)
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	14,181
Reconciled Difference	$	-

Profinancial, Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended April 30, 2022

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30, 2022, the Company had net capital of $14,181 which was $9,181 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 29.50%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

Profinancial, Inc.

<u>Supplementary Auditor's Report on Exemption Letter</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended April 30, 2022



TuttleBond
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

Gordon Ogden
Profinancial, Inc.
7841 Wayside Dr
Baton Rouge, LA 70806

Dear Gordon Ogden:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Profinancial, Inc. identified 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Profinancial, Inc. stated that it has met the 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Profinancial, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Profinancial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond

Fredericksburg, Texas
June 27, 2022

Profinancial, Inc.
<u>Supplementary Customer Protection Exemption Letter</u>
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended April 30, 2022

Profinancial, Inc.
7841 Wayside Dr
Baton Rouge, LA 70806

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Profinancial, Inc.;

1. Claims exemption 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met the identified exemption from May 01, 2021 through April 30, 2022, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Gordon Ogden
President
Profinancial, Inc.